UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 2)*

Ampco-Pittsburgh Corporation

(Name of Issuer)

Common Stock, par value $1.00 per share

(Title of Class of Securities)

032037103

(CUSIP Number)

Edward F. Crawford Trustee

L. W. Van Loan Trust dated September 8, 2006

c/o The Crawford Group

6065 Parkland Boulevard

Cleveland, OH 44124

(440) 947-2222

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 1, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 032037103

1.	Names of Reporting Persons. L. W. Van Loan Trust dated September 8, 2006

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☒
(b)	☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Ohio

	7.	Sole Voting Power 0
Number of
Shares Beneficially	8.	Shared Voting Power 1,948,443 (1)
Owned by
Each Reporting	9.	Sole Dispositive Power 0
Person With
	10.	Shared Dispositive Power 1,948,443 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,948,443 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 10.26% (2)

14.	Type of Reporting Person (See Instructions) OO

(1) Includes (a) 986,444 shares of common stock of Common Stock, par value $1.00 per share of AMPCO-Pittsburgh Corporation (the “Issuer”) and 681,999 shares of Common Stock issuable upon the exercise of Series A warrants of the Issuer held by L. W. Van Loan Trust dated September 8, 2006 (the “Trust”) and (b) 280,000 shares of Common Stock of the Issuer held by Crawford United Corporation. Mr. Crawford is the Trustee of the Trust.

(2) Based on 18,311,740 issued and outstanding shares of Issuer Common Stock as of November 9, 2020, as reported in the Issuer’s Quarterly Report for the period ended September 30, 2020 filed with the SEC on November 16, 2020, plus the number of shares issuable pursuant to the Series A warrants held by the Trust

CUSIP No. 032037103

1.	Names of Reporting Persons. Edward F. Crawford

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☒
(b)	☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

	7.	Sole Voting Power 0
Number of
Shares Beneficially	8.	Shared Voting Power 1,948,443 (1)
Owned by
Each Reporting	9.	Sole Dispositive Power 0
Person With
	10.	Shared Dispositive Power 1,948,443 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,948,443 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 10.26% (2)

14.	Type of Reporting Person (See Instructions) IN

(1) Includes (a) 986,444 shares of common stock of Common Stock, par value $1.00 per share of AMPCO-Pittsburgh Corporation (the “Issuer”) and 681,999 shares of Common Stock issuable upon the exercise of Series A warrants of the Issuer held by L. W. Van Loan Trust dated September 8, 2006 (the “Trust”) and (b) 280,000 shares of Common Stock of the Issuer held by Crawford United Corporation. Mr. Crawford is the Trustee of the Trust.

(2) Based on 18,311,740 issued and outstanding shares of Issuer Common Stock as of November 9, 2020, as reported in the Issuer’s Quarterly Report for the period ended September 30, 2020 filed with the SEC on November 16, 2020, plus the number of shares issuable pursuant to the Series A warrants held by the Trust

CUSIP No. 032037103

1.	Names of Reporting Persons. Crawford United Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☒
(b)	☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Ohio

	7.	Sole Voting Power 0
Number of
Shares Beneficially	8.	Shared Voting Power 1,948,443 (1)
Owned by
Each Reporting	9.	Sole Dispositive Power 0
Person With
	10.	Shared Dispositive Power 1,948,443 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,948,443 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 10.26% (2)

14.	Type of Reporting Person (See Instructions) CO

(1) Includes (a) 986,444 shares of common stock of Common Stock, par value $1.00 per share of AMPCO-Pittsburgh Corporation (the “Issuer”) and 681,999 shares of Common Stock issuable upon the exercise of Series A warrants of the Issuer held by L. W. Van Loan Trust dated September 8, 2006 (the “Trust”) and (b) 280,000 shares of Common Stock of the Issuer held by Crawford United Corporation. Mr. Crawford is the Trustee of the Trust.

(2) Based on 18,311,740 issued and outstanding shares of Issuer Common Stock as of November 9, 2020, as reported in the Issuer’s Quarterly Report for the period ended September 30, 2020 filed with the SEC on November 16, 2020, plus the number of shares issuable pursuant to the Series A warrants held by the Trust

AMENDMENT NO. 2 TO

SCHEDULE 13D

The following information amends and supplements the information contained in the Schedule 13D previously filed with the Securities and Exchange Commission (“SEC”) on August 13, 2020 and thereafter amended by Amendment No. 1 (“Amendment No. 1”) filed with the SEC on October 1, 2020 (collectively, the “Statement”) relating to the beneficial ownership of Common Stock, par value $1.00 per share of AMPCO-Pittsburgh Corporation (the “Issuer”) by (i) L. W. Van Loan Trust dated September 8, 2006, a trust formed under the laws of the state of Ohio (the “Trust”), (ii) Edward F. Crawford, an individual and trustee of the Trust (“Mr. Ambassador Edward Crawford”) and (iii) Crawford United Corporation, an Ohio corporation (“Crawford United”). The Trust, Mr. Ambassador Edward Crawford and Crawford United are hereinafter referred to as the “Reporting Persons” and each, individually, as a “Reporting Person. Except as specifically amended by this Amendment No. 2, the Statement remains in full force and effect. Capitalized terms used and not otherwise defined in this Amendment No. 2 shall have the meanings given to them in the Statement.

ITEM 2. IDENTITY AND BACKGROUND

Item 2 is hereby supplemented by the addition of the following:

“At January 19, 2021, Mr. Ambassador Edward Crawford’s principal employment as United States Ambassador Extraordinary and Plenipotentiary to the Republic of Ireland ended.”

ITEM 4. PURPOSE OF THE TRANSACTION

Item 4 is hereby supplemented by the addition of the following:

“On February 1, 2021, pursuant to and in compliance with the requirements of Article II, Section 18 of the Issuer’s Bylaws, Crawford United, a shareholder of record of the Issuer and a Reporting Person, nominated Mr. Ambassador Edward Crawford and Mr. John D. Grampa for election as members of the Issuer’s Board of Directors at the Issuer’s 2021 meeting of shareholders with respect to the two non-executive board members whose terms expire in 2021.”

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 1, 2021

/s/ Edward F. Crawford
Edward F. Crawford

2006 IRREVOCABLE TRUST OF LAURA W. VAN LOAN FOR THE BENEFIT OF MARY M. CRAWFORD By: Edward F. Crawford, its trustee

By:	/s/ Edward F. Crawford
Name: Edward F. Crawford
Title: Trustee

CRAWFORD UNITED CORPORATION

By:	/s/ Brian E. Powers
Name: Brian E. Powers
Title: President and Chief Executive Officer